Exhibit (p)(6)

Code of Ethics

Implementation Date: February 17, 2012

Most Recent Amendment Date: May 2021

Background

Investment advisers are fiduciaries that owe their undivided loyalty to their clients. Investment advisers are entrusted to represent clients’ interests in many matters, and must hold themselves to the highest standards of fairness in all such matters.

Rule 204A-1 under the Advisers Act requires each registered investment adviser to adopt and implement a written code of ethics that contains provisions regarding:

1.	A standard of business conduct required of supervised persons that reflects fiduciary obligations of the adviser and supervised persons;

2.	Compliance with all applicable Federal Securities Laws;

3.	Reporting and review of personal Securities transactions and holdings;

4.	Reporting of violations of the code; and

5.	Distribution of the code and any amendments to each supervised person and a written acknowledgment of their receipt.

Risks

In developing these policies and procedures, Long Pond considered the material risks associated with administering the Code of Ethics. This analysis includes risks such as:

●	Employees do not understand the fiduciary duty that they, and Long Pond, owe to Clients;

●	Employees and/or Long Pond fail to identify and comply with all applicable Federal Securities Laws;

●	Employees do not report personal Securities transactions;

●	Employees trade personal accounts ahead of Client accounts;

●	Employees allocate profitable trades to personal accounts or unprofitable trades to Client accounts;

●	Violations of the Federal Securities Laws, the Code of Ethics or the policies and procedures set forth in this Manual, are not reported to the CCO and/or appropriate supervisory personnel;

●	Long Pond does not provide its Code of Ethics and any amendments to all Employees; and

●	Long Pond does not retain Employees’ written acknowledgements that they received the code and any amendments.

Long Pond has established the following guidelines to mitigate these risks.

Policies and Procedures

Fiduciary Standards and Compliance with the Federal Securities Laws

At all times, Long Pond and its Employees must comply with the spirit and the letter of the Federal Securities Laws and the rules governing the capital markets. The CCO administers the Code of Ethics (or the “Code”). All questions regarding the Code should be directed to the CCO. Employees must cooperate to the fullest extent reasonably requested by the CCO to enable (i) Long Pond to comply with all applicable Federal Securities Laws and (ii) the CCO to discharge his duties under the Manual.

All Employees will act with competence, dignity and integrity, and in an ethical manner, when dealing with Clients, the public, prospects, third-party service providers and fellow Employees. Employees must use reasonable care and exercise independent professional judgment when conducting investment analysis, making investment recommendations, trading, promoting Long Pond’s services or engaging in other professional activities.

Employees are required to adhere to the highest standards with respect to any potential conflicts of interest with Clients. As a fiduciary, Long Pond must act in its Clients’ best interests. Neither Long Pond nor any Employee should ever benefit at the expense of any Client.

Employees are generally expected to discuss any perceived risks, or concerns about Long Pond’s business practices, with their direct supervisor. However, if an Employee is uncomfortable discussing an issue with their supervisor, or if they believe that an issue has not been appropriately addressed, they should bring the matter to the CCO’s attention.

Reporting Violations

Improper actions by Long Pond or its Employees could have severe negative consequences for Long Pond, its Investors, and its Employees. Impropriety, or even the appearance of impropriety, could negatively impact all Employees, including people who had no involvement in the problematic activities.

Employees must promptly report any improper or suspicious activities, including any suspected violations of the Code of Ethics, to the CCO. Issues can be reported to the CCO in person, or by telephone, email or written letter. Reports of potential issues may be made anonymously. Any reports of potential problems made in good faith as appropriate will be investigated by the CCO, who will report directly to the Managing Partner on the matter. Any problems identified during the review will be addressed in ways that reflect Long Pond’s fiduciary duty to its Clients.

An Employee’s identification of a material compliance issue will be viewed favorably by Long Pond’s senior executives. Retaliation against any Employee who reports a violation of the Code of Ethics in good faith is strictly prohibited and will be cause for corrective action, up to and including dismissal for cause. If an Employee believes that he or she has been retaliated against, he or she should notify the CCO directly.

Violations of this Code of Ethics, or the other policies and procedures set forth in the Manual, may warrant sanctions including, without limitation, requiring that personal trades be reversed, requiring the disgorgement of profits or gifts, issuing a letter of caution or warning, suspending personal trading rights, imposing a fine, suspending employment (with or without compensation), making a civil referral to the SEC, making a criminal referral, terminating employment for cause, and/or a combination of the foregoing. Violations may also subject an Employee to civil, regulatory or criminal sanctions. No Employee will determine whether he or she committed a violation of the Code of Ethics, or impose any sanction against himself or herself. All sanctions and other actions taken will be in accordance with applicable employment laws and regulations.

Distribution of the Code and Acknowledgement of Receipt

Long Pond will distribute this Manual, which contains the Company’s Code of Ethics, to each Employee upon the commencement of employment, annually and upon any material change to the Code of Ethics or another portion of the Manual.

All Employees must use the Employee Compliance solution within ComplianceAlpha to acknowledge that they have received and read understand and agree to comply with the Company’s policies and procedures described in this Manual, including this Code of Ethics.

Personal Securities Transactions

Employee trades should be executed in a manner consistent with our fiduciary obligations to our Clients: trades should avoid actual improprieties, as well as the appearance of impropriety. Employee trades must not be timed to precede orders placed for any Client, nor should trading activity be so excessive as to conflict with the Employee’s ability to fulfill daily job responsibilities.

Accounts Covered by the Policies and Procedures

Long Pond’s Personal Securities Transactions policies and procedures apply to all accounts holding any Securities over which Employees have any beneficial ownership interest, which typically includes accounts held by immediate family members sharing the same household. Immediate family members include children, step-children, grandchildren, parents, step-parents, grandparents, spouses, domestic partners, siblings, parents-in-law, and children-in-law, as well as adoptive relationships that meet the above criteria.

It may be possible for Employees to exclude accounts held personally or by immediate family members sharing the same household if the Employee does not have any direct or indirect influence or control over the accounts, or if the Employee can rebut the presumption of beneficial ownership over family members’ accounts. Employees should consult with the CCO before excluding any accounts held by immediate family members sharing the same household.

Reportable Securities

Long Pond requires Employees to provide periodic reports regarding transactions and holdings in all “Reportable Securities,” which include any Security, except:

●	Direct obligations of the Government of the United States;

●	Bankers’ acceptances, bank certificates of deposit, commercial paper and high-quality short-term debt instruments, including repurchase agreements;

●	Shares issued by money market funds;

●	Shares issued by open-end investment companies registered in the United States, other than funds advised or underwritten by Long Pond or an affiliate;

●	Interests in 529 college savings plans; and

●	Shares issued by unit investment trusts that are invested exclusively in one or more open-end registered investment companies, none of which are advised or underwritten by Long Pond or an affiliate.-

For example, REITs, real estate-related securities, common stock, hedge funds and closed-end funds are all Reportable Securities. Exchange-traded funds, or “ETFs”, and exchange traded notes, or ETNs, are somewhat similar to open-end registered investment companies (mutual funds). However, ETFs and ETNs are Reportable Securities and are subject to the reporting requirements contained in Long Pond’s Personal Securities Transactions policy.

Any Employee who wishes to purchase, acquire or sell any asset that is issued and transferred using distributed ledger or blockchain technology, including, but not limited to, virtual currencies, cryptocurrencies, digital “coins” or “tokens” (“Digital Assets”), should consult with the CCO as to whether such Digital Asset would be considered a Security, and specifically a “Digital Security”, for purposes of this policy. A Digital Asset is likely to be considered a Digital Security if it is offered and sold as an investment contract. On April 3, 2019, the SEC published a framework for investment contract analysis of Digital Assets.1 The CCO may use this framework, among other relevant SEC guidance, to determine whether a Digital Asset would be considered a Digital Security for the purposes of this policy. If the CCO determines that such Digital Asset should be considered a Digital Security, the Digital Asset will be considered a Reportable Security for purposes of this policy.

Pre-Clearance Procedures

All transactions in Reportable Securities by an Employee (including the Managing Partner) require the prior approval of the CCO or, in his absence, the CFO. Any transactions in Reportable Securities by the CCO must be pre-cleared by the CFO or Managing Partner. Employees seeking approval of any transaction should submit their requests via Employee Compliance solution within ComplianceAlpha. All orders must be placed with the approved account’s broker on the day of approval, and may be executed in such broker’s discretion. Approved trade requests generally must be filled by the end of the next trading day. A separate approval is required for orders not completed within the approval window. A request to cancel a pending order shall be considered a new proposed transaction subject to the approval requirements set forth herein.

Long Pond in its discretion may disapprove any proposed transaction and suspend or revoke the ability of any Employee to engage in personal securities trading, particularly if the proposed transaction appears to pose a conflict of interest or otherwise appears improper.

Personal Securities Transactions Restrictions and Ability of Company to Prohibit Personal Trading

Employees may not trade in the same types of REITs or Real Estate Related Securities that would be an appropriate fund investment, whether or not such security actually is a fund investment.

Prohibition on 60 Day Short-Term Trading

Generally, Reportable Securities purchased may not be sold until at least 60 days from the purchase trade date, and Reportable Securities sold may not be purchased until at least 60 days from the sale trade date. The CCO may waive this prohibition under very limited circumstances.

[1]	https://www.sec.gov/files/dlt-framework.pdf

Special Permissions Required for Participation in IPO’s

No employee may acquire any security in an Initial Public Offering (IPO) without the prior written approval of the CCO.

Special Permission Required for Private Placements

Private placements of any kind (including limited partnership investments and venture capital investments) may only be acquired with prior written approval.

Disclosure of Private Placements in Subsequent Investment Decisions

Any Employee who has or acquires a personal position in an issuer through a private placement must affirmatively highlight that interest if such person is involved in consideration of any subsequent investment decision regarding any security of that issuer or an affiliate by any account managed by the Company. In such event, the final investment decision shall be independently reviewed by the CCO. Written records of any such circumstance shall be maintained and sent to the CCO.

Trading in a Security on the Same Day There Is a Pending “Buy” or “Sell” Order

No Employee may execute a Reportable Securities transaction on a day during which any investment client of the Company has a pending “buy” or “sell” order in that same security until that order is executed or withdrawn by the Company. This restriction on same day trades may be waived by the CCO in his discretion.

Trading in a Security Prior to Initiating a “Buy” or “Sell” Order

No employee may execute a Reportable Securities transaction for a period of seven (7) days prior to making any recommendation that any account managed or advised by the Company undertake any transaction in such security.

Restricted List

The CCO will maintain a Restricted List of securities about which Long Pond might have received Material Non-Public Information. The CCO or his designee will not approve any personal transactions in Securities that are associated with any issuers on the Restricted List. Additionally, issuers on the Restricted List shall be identified as such in the Company’s order management systems to prevent trading in such issuers by the Funds. The Company’s CCO reviews and updates the Restricted List, as necessary. Employees having questions about the Restricted List should contact the CCO.

Reporting

Long Pond must collect information regarding the personal trading activities and holdings of all Employees.

Quarterly Transaction Reports

At least quarterly, Employees must report all Reportable Securities transactions in accounts in which they have a Beneficial Interest. Employees must also report any accounts opened during the quarter that hold any Securities (including Securities excluded from the definition of a Reportable Security). Reports regarding Securities transactions and newly opened accounts must be submitted via Employee Compliance solution within ComplianceAlpha within 30 days of the end of each calendar quarter.

Employees must utilize the Employee Compliance solution within ComplianceAlpha to fulfill quarterly reporting obligations. Such obligations are typically satisfied through automated transactions confirmations sent directly by the respective Employee’s broker to the Compliance Elf system. If an Employee did not have any transactions or account openings to report, this should be indicated on the Employee Compliance solution within ComplianceAlpha within 30 days of the end of each calendar quarter.

Initial and Annual Holdings Reports

Employees must periodically report the existence of any account that holds any Securities (including accounts holding Securities that are excluded from the definition of a Reportable Security), as well as all Reportable Securities holdings. Reports regarding accounts and holdings must be submitted via the Employee Compliance solution within ComplianceAlpha on or before February 14 of each year, and within 10 days of an individual first becoming an Employee. Annual reports must be current as of December 31 of the prior year; initial reports must be current as of a date no more than 45 days prior to the date that the person became an Employee. Initial and annual holdings reports must be submitted through the Employee Compliance solution within ComplianceAlpha. Temporary employees such as interns that have been hired by or seconded to the Company for a limited period of time may not be required to establish approved accounts to trade in securities; however, they shall be subject to all other requirements of the Employee Personal Trading Policy including without limitation pre-approval of transactions and disclosure.

If an Employee does not have any holdings and/or accounts to report, this should be indicated via the Employee Compliance solution within ComplianceAlpha within 10 days of his or her employment start date and by February 14 of each year.

Exceptions from Reporting Requirements

There are limited exceptions from certain reporting requirements. Specifically, an Employee is not required to submit:

●	Quarterly reports for any transactions effected pursuant to an Automatic Investment Plan; or

●	Any holdings reports with respect to Securities held in accounts over which the Employee had no direct or indirect influence or control, such as an account managed by an investment adviser on a discretionary basis.

Any investment plans or accounts that may be eligible for either of these exceptions should be brought to the attention of the CCO or his designee who will, on a case-by-case basis, determine whether the plan or account qualifies for an exception. In making this determination, the CCO may ask for supporting documentation, such as a copy of the Automatic Investment Plan, a copy of the discretionary account management agreement, and/or a written certification from an unaffiliated investment adviser. Employees who claim they have no direct or indirect influence or control over an account are also required to provide evidence of such, which must be approved by the CCO and is maintained by the CCO.

Personal Trading and Holdings Reviews

Long Pond’s Personal Securities Transactions policies and procedures are designed to mitigate potential material conflicts of interest associated with Employees’ personal trading activities. Accordingly, the CCO or his designee will monitor Employees’ investment patterns to detect the following potentially abusive behavior:

●	Frequent and/or short-term trades in any Security;

●	Trading in any Security that is eligible to be traded by a Client; and

●	Trading that appears to be based on Material Non-Public Information.

The CCO or his designee will review reports submitted pursuant to the Personal Securities Transactions policies and procedures for potentially abusive behavior, and will compare Employee trading with Clients’ trades as necessary. Any personal trading that appears abusive may result in further inquiry by the CCO and/or sanctions, up to and including dismissal for cause.

The CFO or his designee will monitor the CCO’s personal Securities transactions for compliance with the Personal Securities Transactions policies and procedures.

Disclosure of the Code of Ethics

Long Pond will summarize the Code of Ethics in Part 2A of Form ADV and, upon request, furnish Investors with a copy of the Code of Ethics. All requests for Long Pond’s Code of Ethics should be directed to the CCO.